Exhibit 4.26

Michael S Wyzga

[—]

[—]

[—]

[—]

14 May 2020

Dear Mike

Letter of appointment between (1) Mereo BioPharma Group plc (the “Company”) and (2) Mike Wyzga (“you”) dated 23 April 2019 (the “Appointment Letter”)

We refer to the Appointment Letter and to the consulting and interim chief financial officer agreement between (1) the Company, (2) MSW Consulting Inc. (the “Consultant”) and (3) you to be entered into on or about the date of this letter (the “Consulting/Interim CFO Agreement”).

Pursuant to the Consulting/Interim CFO Agreement, the Company will retain the Consultant as an independent contractor to perform consulting services during the Consulting Period (as defined in the Consulting/Interim CFO Agreement). As the Authorized Service Provider (as defined in the Consulting/Interim CFO Agreement) under the Consulting/Interim CFO Agreement, you will provide those consulting services on behalf of the Consultant. Upon your appointment as the Company’s interim chief financial officer on the terms of the Consulting/Interim CFO Agreement for the Employment Period (as defined in the Consulting/Interim CFO Agreement), the Consulting Period will end.

In consideration for each of us entering into the Consulting/Interim CFO Agreement, it is agreed that the Appointment Letter shall be amended as follows:

1.

During the Consulting Period and the Employment Period, you shall continue as a director of the Company and the Appointment Letter shall continue in full force and effect except to the extent provided otherwise in this letter. Your responsibilities under the Consulting/Interim CFO Agreement are incremental, and without prejudice, to your responsibilities under the Appointment Letter (as amended by this letter).

2.

Immediately following the Consulting Period (unless the Employment Period commences immediately following the end of the Consulting Period) or the Employment Period, and unless the Appointment Letter is terminated pursuant to paragraph 9 below, the Appointment Letter shall be reinstated on the terms applicable immediately prior to this letter and the Consulting/Interim CFO Agreement.

3.	During the Employment Period, the annual fees payable to you pursuant to paragraph 1.1 of the Appointment Letter shall not accrue or be payable.

4.

Notwithstanding the references to “non-executive director” in any of paragraphs 2.1 to 2.11 of the Appointment Letter, all of those paragraphs will continue to apply to you as a director during the Consulting Period and the Employment Period except to the extent provided otherwise in this letter.

5.

Without prejudice to paragraph 4 of this letter, during the Employment Period, paragraphs 2.6(a) and (b) of the Appointment Letter shall be varied so as to continue to apply to you to the extent that executive directors are also charged with the responsibilities contemplated by those paragraphs in relation to management (but not in relation to your own role as a member of management and you shall recuse yourself from any evaluation by the directors of your performance).

6.

Without prejudice to paragraph 4 of this letter, during the Employment Period, paragraph 2.6(c) of the Appointment Letter shall be varied so as to continue to apply to you but it is acknowledged that as Interim CFO, your duties will include ensuring the integrity of the Company’s financial controls and ensuring that the Company’s systems of risk management are robust and defensible;

7.

Without prejudice to paragraph 4 of this letter, during the Employment Period, paragraph 2.6(d) of the Appointment Letter shall not form part of your responsibilities but shall continue to fall within the terms of reference of the remuneration committee.

8.	During the Employment Period, paragraph 2.11 of the Appointment Letter shall not apply.

9.	If the Consulting/Interim CFO Agreement is terminated:

(a)	pursuant to the second or third sentence of Part I, Section 3 of the Consulting/Interim CFO Agreement; or

(b)	pursuant to the third or fourth sentence of Part II, Section 8 of the Consulting/Interim CFO Agreement; or

(c)

otherwise by reason of any material or repeated breach of any obligations applying to you and whether under the Appointment Letter (as amended by this letter) or the Consulting/Interim CFO Agreement, the Appointment Letter shall automatically terminate simultaneously without any requirement to provide separate notice.

10.

During the Employment Period, any duty or responsibility of a director described in the Appointment Letter that must only be performed by a non-executive director shall not apply to you but, save where there is a legal or regulatory or governance reason precluding such a duty or responsibility by an executive director, then any duty or responsibility of a director described in the Appointment Letter will continue to apply unless expressly stated otherwise above.

This letter is governed by, and shall be construed in accordance with, English law. Please countersign and return to us the attached copy of this letter to signify your acceptance of its terms.

Yours sincerely

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight

Agreed and accepted:

MEREO BIOPHARMA GROUP PLC

By:	/s/ Michael S Wyzga

Date: